Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,
	2015 (1)	2014 (1)

Net income (loss)	$(377)	$228
Equity in earnings (losses) of unconsolidated affiliates, net of distributions	917	(6)
Income tax expense (benefit)	(217)	139
Capitalized interest	(1)	—
	322	361

Fixed charges, as defined:

Interest	103	105
Capitalized interest	1	—
Interest component of rentals charged to operating expense	2	2
Total fixed charges	106	107

Earnings, as defined	$428	$468

Ratio of earnings to fixed charges	4.04	4.37
         ___________

(1)	Excluded from the computation of fixed charges for the nine months ended September 30, 2015 and 2014 is interest income of $-0- and $12 million, respectively, which is included in income tax expense.